Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MARKER THERAPEUTICS, INC.

Marker Therapeutics, Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: The name of this corporation is Marker Therapeutics, Inc., and the date on which the Certificate of Incorporation of this corporation was originally filed with the Secretary of State of the State of Delaware was October 17, 2018, under the original name Marker Therapeutics, Inc.

SECOND: The Board of Directors of the Company (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Certificate of Incorporation (the “Certificate of Incorporation”) to provide that Section A of Article IV of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

“A. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 305,000,000 shares, consisting of (i) 300,000,000 shares of Common Stock, $0.001 par value per share, and (ii) 5,000,000 shares of Preferred Stock, $0.001 par value per share.”

THIRD: The foregoing amendment to the Certificate of Incorporation was duly approved by the Board.

FOURTH: Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted in accordance with the provisions of Section 242 of the DGCL.

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IN WITNESS WHEREOF, Marker Therapeutics, Inc. has caused this Certificate of Amendment to be executed by its President, Chief Executive Officer as of May 24, 2022.

By:	/s/ Peter Hoang
Peter Hoang
President, Chief Executive Officer